Vivos Therapeutics, Inc.

9137 South Ridgeline Boulevard, Suite 135

Highlands Ranch, Colorado 80129

May 4, 2021

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Alan Campbell

Re:	Vivos Therapeutics, Inc.
Registration Statement on Form S-1
(File No. 333-255736)

Dear Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vivos Therapeutics, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:30 p.m. on Wednesday, May 5, 2021 (the “Effective Time”). The Company hereby grants to each of Lawrence A. Rosenbloom, Esq. and Matthew Bernstein, Esq. the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ R. Kirk Huntsman
R. Kirk Huntsman
Chief Executive Officer